Filed by VICKERS VANTAGE CORP. I

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: VICKERS VANTAGE CORP. I

(Commission File No.: 001-39852)

Scilex Holding Company, a Sorrento Company, Has Entered A Term Sheet to Acquire Ancora Medical Inc.

●	Ancora Medical Inc. (“Ancora”) is a privately held medical technology company with an FDA approved product in February 2020, the Nerve Block Catheter Set which is indicated for surgical pain management during the pre-operative, perioperative and post-operative periods associated with general and orthopedic surgery.

●	The device allows physicians to locate peripheral nerves by transferring electrical impulses from a nerve stimulator and/or through ultrasound visualization of the device. The catheter may remain in dwelling for up to 72 hours.

●	The global continuous peripheral nerve block catheter market is estimated to surpass $740.7 million by 2027.[1]

●	The global needle market will reach $8.47 billion by 2022 and $15.9 billion by 2026 and the nerve block needle market is valued at $600 million.[2]

●	Ancora technology has tremendous potential as a platform and in pain management which adds synergy and overlapping with our customers in the pain area.

PALO ALTO, CA. July 7, 2022 /Newswire/ — Scilex Holding Company (“Scilex”), a nearly 100% (or over 99.9%) majority-owned subsidiary of Sorrento Therapeutics, Inc. (Nasdaq: SRNE, “Sorrento”), a commercial biopharmaceutical company focused on developing and commercializing non-opioid therapies for patients with acute and chronic pain, has entered a term sheet to acquire Ancora Medical Inc. (“Ancora”), a privately held medical technology company with anchoring catheter and needle combo technology that was approved by the FDA in February 2020.

The Ancora Nerve Block Catheter Set is indicated for surgical pain management during the pre-operative, perioperative and post-operative periods associated with general and orthopedic surgery. The device allows physicians to locate peripheral nerves by transferring electrical impulses from a nerve stimulator and/or through ultrasound visualization of the device. The catheter may remain in dwelling for up to 72 hours (Section 510k Number: K191290)

The global continuous peripheral nerve block catheter market is estimated to surpass $740.7 million by 2027.1 Increasing incidence of trauma and accidental injuries is expected to propel growth of the global continuous peripheral nerve block, according to Coherent Market Insights 2020.1 This market also has additional opportunity in different segments of the market such as interventional pain clinics and ambulatory surgical.1 These segments are fast growing and Ancora’s technology has the potential to offer increased efficiency and a reduction in procedural cost and the high usage of opioid treatments.

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The global needle market will reach $8.47 billion by 2022 and $15.9 billion by 2026 and the nerve block needle market is valued at $600 million.2 According to Reportlinker.com February 2022, the growth in the medical needles market is primarily driven by factors including the rise in incidence of infectious diseases, prevalence of chronic diseases such as cancer and diabetes, and surgery volumes and increasing prevalence of spine-related disorders and an aging population. Other factors impacting demand include advancements in product designs, favorable demographic trends, increased emphasis on preventing hospital-acquired infections, and improving healthcare infrastructure and services across developing countries.

“We are pleased to enter into the proposed transaction and are confident that Scilex is the ideal fit to build the AnCora franchise given their commitment to and proven track record of expanding patient access to non-opioid options,” said Chunyuan Qiu, M.D., Chief Executive Officer of Ancora.

“We believe the Ancora technology has tremendous potential as a platform and in pain management. With the proposed transaction, we continue to move toward our goal for 2022 to build out our non-opioid product portfolio, by acquisitions, in-licensing, and internal product development,” said Henry Ji, Ph.D., Executive Chairman of Scilex and Chairman and Chief Executive Officer of Sorrento.

“We are excited to announce this proposed transaction, which is highly complementary to our product portfolio and underscores our corporate mission to provide opioid alternatives to as many patients as possible,” said Jaisim Shah, Chief Executive Officer of Scilex. “We believe the Ancora catheter and needle system has significant growth opportunity given the key role it can play in the management of pain with a non-opioid multimodal regimen that can help mitigate or even eliminate the use of opioids for managing pain before, during and after surgery. We will be working to leverage our commercial infrastructure, market access partnership network, including our substantial commercial collaboration with Sorrento, and deep domain expertise to drive widespread adoption of this exciting treatment.”

Scilex’s acquisition of Ancora is subject to execution of a definitive agreement, which will contain customary closing conditions. This proposed acquisition builds upon the Scilex’s strategy to create a global company and would add to the sales and marketing capabilities of the company.

Scilex Holding Company and Vickers Vantage Corp. I (Nasdaq: VCKA) (“Vickers”), a special purpose acquisition company sponsored by Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd, have entered into a definitive business combination agreement (“BCA”) on March 17, 2022. Upon the closing of the transaction, the combined company (the “Combined Company”) will be renamed Scilex Holding Company, and its common stock and warrants to purchase common stock are expected to be listed on Nasdaq under the ticker symbols “SCLX” and “SCLXW”, respectively. The boards of directors of each of Vickers, Scilex and Sorrento have unanimously approved the proposed transaction. The closing of the transaction, which is expected to occur by the third quarter of 2022, is subject to the approval of Vickers’s shareholders and the satisfaction or waiver of certain other customary closing conditions.

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About Scilex Holding Company

Scilex Holding Company, a nearly 100% (or over 99.9%) majority-owned subsidiary of Sorrento Therapeutics, Inc., is an innovative revenue-generating company focused on acquiring, developing and commercialization of non-opioid pain management products for treatment of acute and chronic pain. Scilex is uncompromising in its focus to become the global pain management leader committed to social, environmental, economic, and ethical principles to responsibly develop pharmaceutical products to maximize quality of life. Results from the Phase III Pivotal Trial C.L.E.A.R Program for SEMDEXATM, its novel, non-opioid product for the treatment of lumbosacral radicular pain (sciatica), were announced in March 2022. Scilex targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with moderate to severe pain.  Scilex launched its first commercial product in October 2018, in-licensed a commercial product in June 2022, and is developing its late-stage pipeline, which includes a pivotal Phase 3 candidate and one Phase 2 and one Phase 1 candidate.  Its commercial product, ZTlido® (lidocaine topical system) 1.8%, or ZTlido®, is a prescription lidocaine topical product approved by the U.S. Food and Drug Administration for the relief of pain associated with postherpetic neuralgia, which is a form of post-shingles nerve pain.  Scilex in-licensed the exclusive right to commercialize Gloperba® (colchicine USP) oral solution, an FDA-approved prophylactic treatment for painful gout flares in adults, in the U.S.. Scilex is planning to commercialize Gloperba® beginning in the first half of 2023 and is well-positioned to market and distribute the product. Scilex’s three product candidates are SP-102 (injectable dexamethasone sodium phosphate viscous gel product containing 10 mg dexamethasone), or SEMDEXA™, a Phase 3, novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, with FDA Fast Track status; SP-103 (lidocaine topical system) 5.4%, a Phase 2, triple-strength formulation of ZTlido®, for the treatment of low back pain; and SP-104, 4.5 mg Delayed Burst Release Low Dose Naltrexone Hydrochloride (DBR-LDN) Capsule, for the treatment of chronic pain, fibromyalgia in multiple Phase 1 programs expected to be initiated this year. For further information regarding the SP-102 Phase 3 efficacy trial, see NCT identifier NCT03372161 – Corticosteroid Lumbar Epidural Analgesia for Radiculopathy – Full Text View – ClinicalTrials.gov.

Scilex Holding Company is headquartered in Palo Alto, California, with operations in both Palo Alto and San Diego, California. For further information please visit www.scilexholding.com.

About Sorrento Therapeutics, Inc.

Sorrento is a clinical and commercial stage biopharmaceutical company developing new therapies to treat cancer, pain (non-opioid treatments), autoimmune disease and COVID-19. Sorrento’s multimodal, multipronged approach to fighting cancer is made possible by its extensive immuno-oncology platforms, including key assets such as fully human antibodies (“G-MAB™ library”), immuno-cellular therapies (“DAR-T™”), antibody-drug conjugates (“ADCs”), and oncolytic virus (“Seprehvec™”). Sorrento is also developing potential antiviral therapies and vaccines against coronaviruses, including Abivertinib, COVISHIELD™ and COVI-MSC™; and diagnostic test solutions, including COVIMARK™.

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Sorrento’s commitment to life-enhancing therapies for patients is also demonstrated by our effort to advance (TRPV1 agonist) non-opioid pain management small molecule, resiniferatoxin (“RTX”), and SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (SEMDEXA™), a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, and to commercialize ZTlido® (lidocaine topical system) 1.8% for the treatment of postherpetic neuralgia (PHN). RTX has been cleared for a Phase II trial for intractable pain associated with cancer and a Phase II trial in osteoarthritis patients. Positive final results from the Phase III Pivotal Trial C.L.E.A.R. Program for SEMDEXA™, its novel, non-opioid product for the treatment of lumbosacral radicular pain (sciatica), were announced in March 2022. ZTlido® was approved by the FDA on February 28, 2018.

For more information visit www.sorrentotherapeutics.com

About Vickers Vantage Corp. I

Vickers Vantage Corp. I is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between Scilex and Vickers. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Vickers has filed a Registration Statement on Form S-4 (the “Registration Statement”), which includes a document that serves as a prospectus and proxy statement of Vickers, referred to as the proxy statement/prospectus. After the Registration Statement is declared effective by the SEC, the proxy statement/prospectus will be sent to all Vickers shareholders as of a record date for the meeting of Vickers shareholders to be established for voting on the proposed business combination. Vickers will also file other documents regarding the proposed transaction with the SEC. This press release does not contain all of the information that will be contained in the proxy statement/prospectus or other documents filed or to be filed with the SEC. Investors and security holders of Vickers are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that Vickers files with the SEC when, and if, they become available because they will contain important information about Vickers, Scilex and the proposed transaction.  Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Vickers through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Vickers and its directors and executive officers may be deemed participants in the solicitation of proxies from Vickers’s shareholders in connection with the transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Scilex and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Vickers in connection with the proposed transaction. Information about Scilex’s directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Vickers, the Combined Company or Scilex, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Forward-Looking Statements

This press release and any statements made for and during any presentation or meeting concerning the matters discussed in this press release contain forward-looking statements related to Vickers, Sorrento and its subsidiaries, including but not limited to Scilex, under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements include statements regarding the proposed transaction with Ancora, the impact of the acquisition on Scilex’s sales and marketing capabilities, the proposed business combination between Scilex and Vickers, including the timing of such business combination, the potential listing of the Combined Company’s common stock and warrants to purchase common stock on Nasdaq or other major securities exchange and the anticipated stock ticker symbol for such shares and warrants to purchase common stock, the expectation that Vickers will file subsequent amendments to the Registration Statement on Form S-4, the estimated or anticipated future results and benefits of the Combined Company following the proposed business combination, including the likelihood and ability of the parties to successfully consummate the proposed business combination, future opportunities for the Combined Company, the timing of the completion of the proposed business combination, Scilex’s and the Combined Company’s proposed business strategies, the expected cash resources of the Combined Company and the expected uses thereof; Scilex’s and the Combined Company’s current and prospective product candidates, planned clinical trials and preclinical activities and potential product approvals, as well as the potential for market acceptance of any approved products and the related market opportunity; statements regarding SP-102 (SEMDEXA™), SP-103 or SP-104, if approved by the FDA; Scilex’s development and commercialization plans; and Sorrento’s products, technologies and prospects and Scilex’s products, technologies and prospects.  Risks and uncertainties that could cause Sorrento’s and Scilex’s actual results to differ materially and adversely from those expressed in our forward-looking statements, include, but are not limited to: the inability of the parties to consummate the proposed business combination transaction for any reason or the occurrence of any event, change or other circumstances that could give rise to the termination of the BCA, including any failure to meet applicable closing conditions; changes in the structure, timing and completion of the proposed transaction between Vickers and Scilex; Vickers’s ability to continue its listing on the Nasdaq Capital Market until closing of the proposed transaction; the Combined Company’s ability to list its securities on Nasdaq or other major securities exchange after closing of the proposed transaction; the ability of the parties to achieve the benefits of the proposed transaction, including future financial and operating results of the Combined Company; the ability of the parties to realize the expected synergies from the proposed transaction; risks related to the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination; general economic, political and business conditions; risks related to the ongoing COVID-19 pandemic; the risk that the potential product candidates that Scilex develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; risks relating to uncertainty regarding the regulatory pathway for Scilex’s product candidates; the risk that Scilex will be unable to successfully market or gain market acceptance of its product candidates; the risk that Scilex’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Scilex has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; risks that the results of the Phase 2 trial for SP-103 or Phase 1 trials for SP-104 may not be successful; risks that the prior results of the clinical trials of SP-102 (SEMDEXA™), SP-103 or SP-104 may not be replicated; regulatory and intellectual property risks; the risk that any requisite regulatory approvals to complete the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Combined Company or the expected benefits of the proposed transaction or that the approval of Vickers’s shareholders is not obtained; the risk of failure to realize the anticipated benefits of the proposed transaction; the amount of redemption requests made by Vickers’s shareholders and other risks and uncertainties indicated from time to time and other risks set forth in Sorrento’s and Vickers’s filings with the SEC, including in the Registration Statement. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release, and we undertake no obligation to update any forward-looking statement in this press release except as may be required by law.

Contacts:

For Scilex Holding Company

Jaisim Shah
Chief Executive Officer
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303
Office: (650) 516-4310

Email: jshah@scilexpharma.com

Website: www.sorrentotherapeutics.com and www.scilexholding.com

Investors and Media Contact:

Contact:

Brian Cooley

Email: mediarelations@sorrentotherapeutics.com

Website: www.sorrentotherapeutics.com

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For Vickers Vantage Corp. I

Jeffrey Chi
Chief Executive Officer
85 Broad Street, 16th Floor
New York, NY 10004
Phone: (646) 974-8301
Email: jeff.chi@vickersventure.com

Website: www.vickersvantage.com

Investors and Media Contact: Nicolette Ten, Senior Account Executive, SPRG
Email: nicolette.ten@sprg.com.sg

# # #

Sorrento® and the Sorrento logo are registered trademarks of Sorrento Therapeutics, Inc.

G-MAB™, DAR-T™, Seprehvec™, SOFUSA™, COVISHIELD™, COVI-MSC™, and COVIMARK™ are trademarks of Sorrento Therapeutics, Inc.

SEMDEXA™ (SP-102) is a trademark owned by Semnur Pharmaceuticals, Inc., a wholly owned subsidiary of Scilex Holding Company. A proprietary name review by the FDA is planned.

ZTlido® is a registered trademark owned by Scilex Pharmaceuticals Inc., a wholly owned subsidiary of Scilex Holding Company.

Gloperba® is an exclusive, transferable license to use the trademark by Scilex Holding Company.

All other trademarks are the property of their respective owners.

© 2022 Sorrento Therapeutics, Inc. All Rights Reserved.

References

1.	https://www.coherentmarketinsights.com/market-insight/continuous-peripheral-nerve-block-catheter-market-3399#:~:text=The%20global%20continuous%20peripheral%20nerve%20block%20catheter%20market%20is%20estimated,US%24%20740.7%20Million%20by%202027.

Global Continuous Peripheral Nerve Block Catheter Market: Growth, Size, Comparative Analysis, and Forecast, 2022 – 2030 - EIN Presswire (einnews.com)

2.	https://www.marketsandmarkets.com/Market-Reports/needles-market-223979930.html?gclid=CjwKCAiAmNbwBRBOEiwAqcwwpR8wX8TxW5wXvdNBcy_yyUMLrn6ZARXwzFCVwhvemASNIeLPNr1wcxoCpIIQAvD_BwE

Global Special Purpose Needles Market to Reach US$15.9 (globenewswire.com)

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